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 FORM 3                                             Expires: September 30, 1998
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or         6. If Amendment, Date
          ATRIUM CORPORATION                  Statement                     Trading Symbol                       of Original
----------------------------------------      (Month/Day/Year)           PLY GEM INDUSTRIES, INC. (PGI)          (Month/Day/Year)
     (Last)     (First)     (Middle)          June 24, 1997              ------------------------------------ ---------------------
1341 W. Mockingbird Lane, Suite 1200W      ----------------------------  5. Relationship of Reporting         7. Individual or
----------------------------------------   3. IRS or Social Security          Person to Issuer                   Joint/Group Filing
             (Street)                         Number of Reporting           (Check all applicable)               (check applicable
                                              Person (Voluntary)          [ ]  Director     [x]  10% Owner       box)
      DALLAS       TEXAS       75247                                      [ ]  Officer      [ ]  Other (specify  [ ] Form filed by
--------------------------------------     ----------------------------  (give title below)            below)        One Reporting
      (City)      (State)      (Zip)                                                                                 Person
                                                                               ---------------------------       [x] Form filed by
                                                                                                                     More than One
                                                                                                                     Reporting
                                                                                                                     Person
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                                                            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Common Stock $.25 par value                      1,235,261 (2)                         I                    By Corporation (1)
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*If the form is filed by more than one Reporting Person, see instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1472 (7/96)


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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Option                            (1)       (1)      Common Stock        6,234,603(3)   $18.75         I                (1)
                                                     $.25 par value
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Explanation of Responses:
(1)  All shares which are beneficially owned are as a result of a Stockholders
     Agreement dated June 24, 1997 (the "Stockholders Agreement"). For a complete discussion of the terms and conditions of the Stockholders
     Agreement, see the Stockholders Agreement filed as Exhibit A to Exhibit 2 of the Form 8-K dated June 24, 1997 filed by Ply Gem Industries, Inc.,
     File Number 1-4087 which is incorporated herein by reference.

(2)  Represents the 1,235,261 shares of Ply Gem Common Stock par value $.25
     (the "Common Stock") which can be voted pursuant to the Stockholders
     Agreement.

(3) Represents the shares which can be purchased upon the occurrence of certain events as described in the Stockholders Agreement described in
     Note 1. Includes the Common Stock referenced in Note 2.

                                                                                ATRIUM CORPORATION


                                                                                **By:    /s/ Jeffry S. Fronterhouse       7/3/97
**Intentional misstatements or omissions of facts constitute Federal Criminal        -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                          Name:  Jeffry S. Fronterhouse             Date
                                                                                  Title: Executive Vice President
Note. File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.                                           SEC 1472 (7/96)

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